Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of

DECEMBER 14, 2011

by and among

SOLARWINDS WORLDWIDE, LLC

DAMEWARE DEVELOPMENT LLC

THE MEMBERS OF DAMEWARE DEVELOPMENT LLC

and

U.S. BANK, NATIONAL ASSOCIATION

(With Respect to Article VIII Only)

i

(Continued)

4.14	Agreements, Contracts and Commitments	19

4.15	Transactions with Affiliates	20

4.16	Environmental Matters	20

4.17	Suppliers	20

4.18	Warranties; Defects; Liabilities	21

4.19	Employee Matters	21

4.20	Complete Copies of Materials	21

4.21	Bankruptcy; Insolvency	21

4.22	Brokers or Finders	22

4.23	No Restrictions	22

4.24	Accounts Payable	22

4.25	Insurance	22

4.26	Representations Complete	23

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE MEMBERS	23

5.1	Authority	23

5.2	Rights to Intellectual Property	23

5.3	Brokers or Finders	23

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF BUYER	24

6.1	Corporate Organization, Standing and Power	24

6.2	Authority	24

6.3	Brokers or Finders	25

ARTICLE VII	POST-CLOSING AGREEMENTS	25

7.1	Use of Trademarks	25

7.2	Further Assurances	25

7.3	Transfer Taxes	25

7.4	Bulk Sales Laws	25

7.5	Seller Tax Records	25

7.6	Consents	26

7.7	Purchase Price Allocation	26

7.8	Name Change	26

(Continued)

ARTICLE VIII	ESCROW AND INDEMNIFICATION	26

8.1	Survival of Representations, Warranties and Covenants	26

8.2	Indemnification	27

8.3	Limitations	27

8.4	Escrow	28

8.5	Third Party Claims	30

8.6	Escrow Agent’s Duties	31

ARTICLE IX	GENERAL PROVISIONS	33

9.1	Notices	33

9.2	Interpretation	35

9.3	Entire Agreement; No Third Party Beneficiaries	36

9.4	Severability	36

9.5	Remedies Cumulative	36

9.6	Governing Law	36

9.7	Waiver of Jury Trial	36

9.8	Assignment	37

9.9	Rules of Construction	37

9.10	Legal Fees	37

9.11	Counterparts	37

9.12	Telecopy Execution and Delivery	37

9.13	Amendments and Waivers	37

9.14	Transaction Expenses	38

9.15	Public Announcements	38

9.16	USA Patriot Act Compliance	38

SCHEDULES

Schedule 1.1(aa)	Seller Key Employees
Schedule 2.1(a)	Technology and Intellectual Property Rights
Schedule 2.1(b)	Assumed Contracts
Schedule 2.1(d)	Equipment
Schedule 2.2	Excluded Assets
Schedule 2.3(a)	Assumed Obligations

(Continued)

Schedule 2.3(b)	Retained Liabilities
Schedule 3.4(a)(ii)	Consents and Approvals
Schedule 4.3(b)	No Conflicts or Violations of Law
Schedule 4.5	Financial Statements
Schedule 4.8	Litigation
Schedule 4.9	Governmental Authorization
Schedule 4.10(b)	Tangible Personal Property Defects
Schedule 4.11	Unregistered Intellectual Property; Proceedings
Schedule 4.11(h)	Contracts, Licenses and Agreements
Schedule 4.11(k)	Intellectual Property Infringement
Schedule 4.11(o)	Contracts, License and Agreements as Purchased Assets
Schedule 4.11(p)	Infringement Agreements
Schedule 4.11(r)	Public Software
Schedule 4.11(v)	Source Code
Schedule 4.12	Taxes
Schedule 4.12(h)	Tax Returns
Schedule 4.13	Employee Plans
Schedule 4.13(b)	ERISA
Schedule 4.14	Material Contracts
Schedule 4.15	Transactions with Affiliates
Schedule 4.19	Employees
Schedule 4.24	Accounts Payable
Schedule 4.25	Insurance

EXHIBITS

Exhibit A	Form of Seller Non-competition Agreement
Exhibit B	Form of Key Employee Non-competition Agreement
Exhibit C	Form of Assignment and Assumption of Obligations Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of Domain Name Registration Assignment Agreement
Exhibit F	Form of Copyright and Trademark Assignment Agreement
Exhibit G	Seller Disclosure Schedule
Exhibit H	U.S. Bank, National Association, Money Market Deposit Account
Exhibit I	Escrow Agent Fee Schedule

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 14, 2011 by and among SolarWinds Worldwide, LLC, a Delaware limited liability company (the “Buyer”), DameWare Development LLC, a Louisiana limited liability company (the “Seller”), each of the members of the Seller (collectively, the “Members”), and, solely for purposes of Article VIII hereof, U.S. Bank, N.A. (the “Escrow Agent”). The Seller, the Members and the Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS: Upon the terms and subject to the conditions of this Agreement, the Seller wishes to sell to the Buyer all of the assets of the Seller that relate to or are currently or were formerly used in, or that have been under development for use in, the conduct of the Business (as defined in Section 1.1(b)) and to transfer to the Buyer certain specified obligations of the Seller; and

WHEREAS: Upon the terms and subject to the conditions of this Agreement, the Buyer wishes to acquire such assets and to assume such obligations.

NOW, THEREFORE: In consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

For purposes of this Agreement, the term:

(a) “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

(b) “Business” means the business currently conducted by the Seller, including its development and production of remote administration software.

(c) “Buyer Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, change or effect that, individually or in the aggregate, materially impairs or would reasonably be expected to materially impair the ability of the Buyer to consummate this Agreement, any of the Transaction Documents or the Contemplated

Transactions, other than any such event, circumstance, occurrence, fact, condition, change or effect resulting from: (i) general changes or developments in any of the industries in which the Buyer operates; (ii) changes in global, national, or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets; (iii) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement; or (v) any action taken by the Buyer, in each case which is required or permitted by or resulting from or arising in connection with this Agreement.

(d) “Closing Consideration” means $40,000,000 in cash.

(e) “COBRA” means Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any bankruptcy Law.

(h) “Encumbrances” means any priority, lien, pledge, hypothecation, claim, infringement, charge, mortgage, security interest, encumbrance, prior assignment, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature whatsoever (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(i) “Environmental Law” means any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material, as in effect as of the date hereof.

(j) “Environmental Permit” means any permit, approval, identification number, license or other authorization obtained by the Seller or any subsidiary as required under or issued pursuant to any applicable Environmental Law.

(k) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(l) “Escrow Cash” means a cash amount equal to $4,000,000.

(m) “GAAP” means generally accepted accounting principles in the United States.

(n) “Governmental Entity” means any applicable federal, state, provincial, territorial, local or foreign governmental, administrative or regulatory authority, commission, body, agency, court or any judicial body or authority.

(o) “Hazardous Material” shall mean (i) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

(p) “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and all other foreign patents and utility models and applications therefor and all reissues, divisions, reexaminations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all integrated circuit topographies, integrated circuit topography registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures, topology or topography (“Maskworks”); (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all World Wide Web addresses and domain names and applications and registrations therefor, all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); and (vii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(q) “knowledge,” “know” and “known” and similar phrases shall mean actual knowledge of the particular fact after reasonable inquiry.

(r) “Law” or collectively, “Laws” means all applicable statutes, laws, rules, regulations, ordinances, orders, judgments, decrees and other authorizations and approvals of Governmental Entities.

(s) “Liabilities” means any claims, indebtedness, expenses, commitments, duties, responsibilities, assessments, penalties, damages, losses, lawsuits, options, obligations, payables or other liabilities, whether or not absolute, accrued, matured, due, contingent, liquidated, asserted, determined, determinable, known, suspected, fixed or otherwise, including all costs and expenses related thereto, and whether or not required to be disclosed in financial statements, including the notes thereto, prepared in accordance with GAAP.

(t) “ordinary course of business” means any action taken by a Person that is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person.

(u) “Permits” are the franchises, licenses, permits, consents and certificates of any regulatory, administrative or other governmental agency or body issued to or held by the Seller, if any, that relate to or were used in, or that have been under development for use in, the conduct of the Business (to the extent the same are transferable).

(v) “Permitted Encumbrances” shall mean (i) Encumbrances for current Taxes not yet due and payable and (ii) non-exclusive licenses granted by the Seller to its customers pursuant to Assumed Contracts in connection with the sales of products of the Business in the ordinary course of business.

(w) “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity.

(x) “PTO” means the United States Patent and Trademark Office.

(y) “Registered Intellectual Property Rights” means all United States and all other international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyright registrations and applications to register Copyrights; (iv) Mask Work registrations and applications to register Mask Works; and (v) any other Technology that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, provincial or territorial government or other public legal authority at any time.

(z) “Seller Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, that (i) is or are owned (in whole or in part) by or exclusively licensed to the Seller, or (ii) the Seller claims to own (in whole or in part) or claims to have an exclusive license to.

(aa) “Seller Key Employee” means an employee of the Seller listed on Section 1.1(aa) of the Seller Disclosure Schedule.

(bb) “Seller Material Adverse Effect” means any event, circumstance, occurrence, fact, condition, change or effect that, individually or in the aggregate, (i) is or would reasonably be expected to become materially adverse to or materially impair the Business, the Purchased Assets, or the operations, results of operations, condition (financial or other), prospects, properties, tangible or intangible assets or liabilities of the Buyer and its subsidiaries (taken as a whole) of the Seller or (ii) materially impairs, alters or delays or would reasonably be expected to materially impair, alter or delay the ability of the Seller to consummate this Agreement, any of the Transaction Documents or the Contemplated Transactions other than any such event, circumstance, occurrence, fact, condition, change or effect resulting from: (i) general changes or developments in any of the industries in which the Seller operates; (ii) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets; (iii) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) the announcement or pendency of this Agreement and the Contemplated Transactions, including the initiation of litigation by any Person with respect to this Agreement; or (v) any action taken by the Seller, in each case which is required or permitted by or resulting from or arising in connection with this Agreement.

(cc) “Tax” or, collectively, “Taxes” means (i) any and all domestic or foreign taxes, assessments and other governmental charges, deposits, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added (including Goods and Services Tax), ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 1.1(cc) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group relief within a jurisdiction or similar arrangement), and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 1.1(cc) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

(dd) “Technology” means all information and Intellectual Property Rights related to, constituting or disclosing, and all tangible or intangible copies and embodiments in any media of, technology, including all know-how, show-how, techniques, trade secrets, inventions and discoveries (whether or not patented or patentable), algorithms, routines, software, files, databases, works of authorship or processes.

1.2 Capitalized Terms. The following capitalized terms shall have the meaning specified in the indicated Section of this Agreement.

Term	Section
Accounting Records	Section 7.5
Action	Section 4.8
Agreement	Preamble
Allocation	Section 7.7
Assumed Contracts	Section 2.1(b)
Assumed Obligations	Section 2.3
Buyer	Preamble
Closing	Section 3.3
Closing Date	Section 3.3
Closing Financial Statements	Section 4.5
Combined Software	Section 4.11(r)
Contemplated Transactions	Section 3.3
Copyrights	Section 1.1(p)
Damages	Section 8.2
Damages Certificate	Section 8.4(c)

Term	Section
Deductible Amount	Section 8.3(a)
Employee Plans	Section 4.13(a)
Escrow Agent	Preamble
Escrow Fund	Section 3.2(b)
Escrow Period	Section 8.4(b)
Excluded Assets	Section 2.2
Excluded Damages	Section 8.3(a)
Indemnified Parties	Section 8.2
Indemnifying Parties	Section 8.2
Interim Financial Statements	Section 4.5
IRS	Section 4.13(a)
Key Employee Non-Competition Agreement	Section 3.1
Maskworks	Section 1.1(p)
Material Contracts	Section 4.14
Members	Preamble
November Balance Sheet	Section 4.5
Objection Certificate	Section 8.4(d)
Objection Period	Section 8.4(d)
Parties/Party	Preamble
Patents	Section 1.1(p)
Public Software	Section 4.11(r)
Purchase Price	Section 3.2
Purchased Assets	Section 2.1
Restriction	Section 4.23
Retained Liabilities	Section 2.3
Seller Charter Documents	Section 4.1
Seller Disclosure Schedule	Article IV
Seller Non-Competition Agreement	Section 3.1
Seller	Preamble
Source Code	Section 4.11(v)
Surviving Representations	Section 8.1(a)
Third Party Claim	Section 8.5(a)
Trade Secrets	Section 1.1(p)
Trademarks	Section 1.1(p)
Transaction Documents	Section 4.3(a)
Year End Financial Statements	Section 4.5

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1 Agreement to Purchase and Sell. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Seller shall convey, sell, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and accept from the Seller, all right, benefit, title and interest existing now or at any time hereafter through the Closing Date (whether or not in inchoate form) in or to the Purchased Assets. The “Purchased Assets” are all of the assets, properties and rights that Seller possesses that relate to, are used in, were used in, or that have been under development for use in the conduct of the Business, including, without limitation, those listed below (excluding those assets, properties and rights of the Seller identified as Excluded Assets on Section 2.2 of the Seller Disclosure Schedule):

(a) All Seller Intellectual Property, including the Technology and Intellectual Property Rights listed on Section 2.1(a) of the Seller Disclosure Schedule;

(b) The contracts, agreements, contract rights, license agreements, purchase and sale orders, quotations and other executory rights or obligations of successive performance of the Seller and commitments of third parties that are set forth on Section 2.1(b) of the Seller Disclosure Schedule (the “Assumed Contracts”);

(c) All marketing materials, training materials, office and reference manuals and similar items that relate to or are used in, or that have been under development for use in, the conduct of the Business;

(d) The equipment, fixed assets and other tangible personal property of the Seller that are set forth on Section 2.1(d) of the Seller Disclosure Schedule;

(e) Copies of all books of accounts, customer and supplier lists, including addresses, drawings, files, papers and records relating to the Business and all information with respect to these customers and suppliers;

(f) All causes of action, judgments and claims or demands of whatever kind or description arising out of or relating to the Business or the Purchased Assets;

(g) All rights of the Seller, if any, under express or implied warranties from suppliers and vendors to the Seller that relate to or are used in, or that have been under development for use in, the conduct of the Business and associated with the Purchased Assets; and

(h) All goodwill, if any, associated with the Business.

All of the Purchased Assets shall be sold to the Buyer free and clear of any Encumbrances, other than Permitted Encumbrances. Notwithstanding anything else, the Buyer shall not be liable or obligated with respect to any liability, obligation or commitment with respect to any of the foregoing except as expressly provided in Section 2.3 below.

2.2 Excluded Assets. Notwithstanding Section 2.1, the assets identified on Section 2.2 of the Seller Disclosure Schedule shall be retained by the Seller and shall not be included in the Purchased Assets (the “Excluded Assets”).

2.3 Agreement to Assume Assumed Obligations. At the Closing, and subject to the terms and conditions of this Agreement, the Buyer shall assume and agree to discharge and perform when due, those liabilities and obligations of the Seller, and only those liabilities and obligations of the Seller, that are specifically enumerated in Section 2.3(a) of the Seller Disclosure Schedule (the “Assumed Obligations”); provided, however, and without limiting the generality of the foregoing, the Assumed Obligations shall not include (i) any liability for Taxes of any kind of the Seller or Taxes attributable to the Purchased Assets or the Business for any taxable period or portion thereof ending on or prior to the Closing Date, including, without limitation, those resulting from this Agreement, any of the Transaction Documents or the Contemplated Transactions, or otherwise (other than any transfer, sales, use, value-added, documentary, recordation, or other similar taxes attributable to the purchase of the Purchased Assets by the Buyer) (with property taxes with respect to the Purchased Assets allocated between the period of the Seller’s and the Buyer’s ownership on a per diem basis), (ii) any obligation of the Seller to indemnify any Person (including any Members) by reason of the fact that such Person was a manager, officer, employee, or agent of the Seller or any Seller subsidiary, (iii) any liability under or arising out of any Employee Plan, (iv) any Liability to the Seller’s employees (v) any pre-Closing Liability to subcontractors of the Seller, (vi) any Liability of the Seller for costs and expenses incurred in connection with this Agreement, any of the Transaction Documents or the Contemplated Transactions, (vii) any violations of Law by the Seller, (viii) any note or accounts payable by the Seller to any Member(s), (ix) any Liability arising out of an Excluded Asset, or (x) the Liabilities identified in Section 2.3(b) of the Seller Disclosure Schedule (collectively, the “Retained Liabilities”).

2.4 No Expansion of Third Party Rights. The assumption by the Buyer of the Assumed Obligations shall not expand the rights or remedies of any third party against the Buyer or the Seller as compared to the rights and remedies which such third party would have had against the Seller had the Buyer not assumed the Assumed Obligations. Without limiting the generality of the preceding sentence, the assumption by the Buyer of the Assumed Obligations shall not create any third party beneficiary rights.

ARTICLE III

PURCHASE PRICE, MANNER OF PAYMENT AND CLOSING

3.1 Consideration. Upon the terms and subject to the conditions contained in this Agreement, in consideration for the Purchased Assets and certain confidentiality and non-competition agreements between the Buyer and the Seller in substantially the form attached hereto as Exhibit A (the “Seller Non-competition Agreement”) and between the Buyer and the Seller Key Employee in substantially the form attached hereto as Exhibit B (the “Key Employee Non-competition Agreement”), in full payment therefor, (i) the Buyer will pay to the Seller the Purchase Price set forth in Section 3.2 and (ii) the Buyer will assume the Assumed Obligations.

3.2 Amount. The purchase price (the “Purchase Price”) for the Purchased Assets shall be paid as follows:

(a) The Closing Consideration, minus the Escrow Cash, shall be delivered to the Seller at the Closing (as defined below) by wire transfer in immediately available funds to an account designated by the Seller; and

(b) The Escrow Cash shall be delivered to the Escrow Agent at the Closing by wire transfer in immediately available funds to an account theretofore designated by the Escrow Agent, which shall be held by the Escrow Agent in accordance with Article VIII (the “Escrow Fund”).

3.3 Time and Place of Closing. The consummation of the transactions contemplated by this Agreement and the Transaction Documents (the “Contemplated Transactions”) will take place on the date hereof, simultaneous with the execution of this Agreement (the “Closing”) at 10:00 a.m. (E.S.T.) at the offices of Squire, Sanders & Dempsey (US) LLP, 8000 Towers Crescent Drive, 14th Floor, Vienna, Virginia or at such other time or place, as shall be agreed upon by the Parties (the “Closing Date”). The Closing shall be effective as of the close of business (C.T.) on the Closing Date, and the sales conducted by Seller on the Closing Date shall be for the account of Buyer.

3.4 Closing Deliverables.

(a) At Closing, the Seller delivered or caused to be delivered to the Buyer the following:

(i) Seller Non-Competition Agreement executed by the Seller.

(ii) Copies or other evidence reasonably satisfactory to the Buyer of the consents and approvals identified on Section 3.4(a)(ii) of the Seller Disclosure Schedule.

(iii) A Key Employee Non-Competition Agreement executed by the Seller Key Employee.

(iv) Physical possession of all tangible Purchased Assets and electronic copies via DVD (or such other format as the Buyer may direct) of all intangible Purchased Assets.

(v) An Assignment and Assumption of Obligations Agreement, in substantially the form of Exhibit C hereto, executed by the Seller and covering those liabilities of the Seller assumed by the Buyer pursuant to Article II hereof.

(vi) A Bill of Sale, in substantially the form of Exhibit D hereto, executed by the Seller relating to the Purchased Assets.

(vii) A Domain Name Registration Assignment Agreement and a Copyright and Trademark Assignment Agreement in substantially the form attached as Exhibit E and Exhibit F hereto, respectively, executed by the Seller.

(viii) All other documents or instruments as the Buyer shall reasonably deem necessary, useful or desirable in order to consummate the Contemplated Transactions.

(b) At Closing, the Buyer delivered or caused to be delivered the following:

(i) To the Seller, the Closing Consideration, less the Escrow Cash, in accordance with the terms of Section 3.2(a).

(ii) To the Seller, an Assignment and Assumption of Obligations Agreement executed by the Buyer.

(iii) To the Escrow Agent, the Escrow Cash.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants to the Buyer, and acknowledges that the Buyer is relying upon such representations and warranties in connection with the purchase of the Purchased Assets and the consummation of the Contemplated Transactions, that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule delivered by the Seller to the Buyer prior to the execution and delivery of this Agreement and attached hereto as Exhibit G (the “Seller Disclosure Schedule”), which disclosure shall provide an exception to or otherwise qualify the representations or warranties of the Seller contained in the section of this Agreement corresponding by number to such disclosure.

4.1 Corporate Organization; Standing and Power. The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Louisiana. The Seller has the limited liability company power to own its properties and to carry on the Seller’s Business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Seller Material Adverse Effect. The Seller has previously furnished to the Buyer a complete and correct copy of the Seller’s Articles of Organization and Initial Report, each as amended to date (the “Seller Charter Documents”). The Seller is not in violation of any of the provisions of the Seller Charter Documents. The Seller does not own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, nor control directly or indirectly, any corporation, partnership, joint venture, limited liability company or other business association, whether incorporated or unincorporated.

4.2 Capitalization. The Members are the sole holders of all of the issued and outstanding membership interests of the Seller (voting or otherwise), and there are no other equity securities of any kind, options, rights, warrants, preemptive rights, calls, subscriptions, commitments, membership agreements or other instruments, understandings or contracts outstanding giving any Person the right to acquire from the Seller or any Member (whether by exercise, conversion or otherwise) any securities of any kind of the Seller (voting or otherwise) nor are there any commitments to issue or execute any of the foregoing. None of the outstanding membership interests of the Seller has been issued in violation of any preemptive rights of any security holder of the Seller or in violation of applicable securities Laws or any other Law of any jurisdiction applicable to such issuance.

4.3 Authority.

(a) The Seller has all requisite limited liability company power and authority to enter into this Agreement and each other certificate and document required to be delivered by it pursuant to this Agreement (the “Transaction Documents”) and to consummate the Contemplated Transactions. The execution and delivery of this Agreement, the Transaction Documents and the consummation of the Contemplated Transactions have been duly authorized by all necessary limited liability company action on the part of the Seller. This Agreement and the other Transaction Documents have been duly executed and delivered by the Seller and constitute the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms subject to (i) Laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

(b) Except as set forth on Section 4.3(b) of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the Transaction Documents by the Seller does not, and the performance of this Agreement and the Transaction Documents by the Seller will not, (i) conflict with or violate the Seller Charter Documents, (ii) conflict with or violate any Laws applicable to the Seller, or by which any of its assets or properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Seller’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance, other than a Permitted Encumbrance, on any of the Purchased Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Seller is a party or by which the Purchased Assets are bound or affected.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Seller in connection with the execution and delivery of this Agreement and the Transaction Documents or the consummation of the Contemplated Transactions, except for such consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Seller Material Adverse Effect.

4.4 Compliance with Laws. The Seller is and has been in compliance with all Laws applicable to the Seller in connection with the conduct and operation of the Business and the ownership or use of the Purchased Assets. The Seller has not received any notice or other communication (whether written or oral) from any Governmental Entity regarding any actual, alleged, possible or potential violation of, or any failure to comply with, any Law.

4.5 Financial Statements. Section 4.5 of the Seller Disclosure Schedule contains the Seller’s unaudited balance sheet and income statement as of and for the fiscal year ended December 31, 2010 (the “Year End Financial Statements”), the Seller’s unaudited balance sheet and income statement as of and for the nine-month period ended September 30, 2011 (the “Interim Financial Statements”) and the Seller’s unaudited balance sheet as of November 30, 2011 (the “November Balance Sheet” and, together with the Year End Financial Statements and the Interim Financial Statements, the “Closing Financial Statements”). Other than as described in Section 4.5 of the Seller Disclosure Schedule, the Closing Financial Statements (including the notes thereto) are true and correct, in all material respects, and have been prepared in accordance with GAAP (except that the unaudited Closing Financial Statements do not contain all notes required by GAAP and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods covered thereby. The Closing Financial Statements present fairly, in all material respects, the financial condition of the Seller as of such dates and the results of operations of the Seller for such periods indicated therein; provided that the Interim Financial Statements shall be subject to normal year end adjustments (which shall not be material individually or in the aggregate).

4.6 No Undisclosed Liabilities. Except as reserved on the November Balance Sheet or as incurred in the ordinary course of business following November 30, 2011, the Seller does not have any Liabilities that would reasonably be expected to adversely affect the Business or the Purchased Assets or would reasonably be expected to impair the ability of the Seller or the Buyer to consummate the Contemplated Transactions.

4.7 Absence of Certain Changes or Events. Since November 30, 2011, the Seller has conducted the Business in the ordinary course consistent with past practice and there has not been: (i) any Seller Material Adverse Effect; (ii) any damage to, destruction or loss of any of the Purchased Assets (whether or not covered by insurance); (iii) any revaluation by the Seller of any of the Purchased Assets; (iv) any transaction, commitment, contract or agreement entered into by the Seller, or any relinquishment by the Seller of any contract or other right, in any case adversely affecting or that could reasonably be expected to adversely affect the Seller, the Business or the Purchased Assets; or (v) any material adverse change in any customer, supplier, licensee or licensor relationship, including any cancellation, termination or adverse modification or threatened cancellation, termination or adverse modification of any such relationship, in each case that is related to the Seller, the Business or the Purchased Assets.

4.8 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation (“Action”) pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of the Seller, threatened (including allegations that would reasonably be expected to form the basis for future Action), against the Seller or any of its properties, officers, managers or members (in their capacities as such). There is no judgment, decree or order against the Seller that would reasonably be expected to have a Seller Material Adverse Effect. All litigation to which the Seller is a party (or, to the knowledge of the Seller, threatened to become a party) is disclosed in Section 4.8 of the Seller Disclosure Schedule. The Seller does not have any plans to initiate any litigation, arbitration or other proceeding against any third party.

4.9 Governmental Authorization. Section 4.9 of the Seller Disclosure Schedule lists each Permit that is required for the operation of the Business or the ownership of the Purchased Assets by Seller, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permits would not reasonably be expected to have a Seller Material Adverse Effect.

4.10 Title to Property; Assets.

(a) The Seller has good, valid and marketable title to, or in the case of leased properties or assets, a valid leasehold interest in, all of the tangible personal property contained in the Purchased Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. The Seller shall transfer the Purchased Assets to the Buyer free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) The Purchased Assets listed in Sections 2.1(a) – 2.1(h) of this Agreement include all of the assets that are necessary to operate the Business in substantially the same manner immediately after the Closing as operated by the Seller on the date of this Agreement and that have been used by the Seller in the operation of the Business, other than Excluded Assets. Except as set forth in Section 4.10(b) of the Seller Disclosure Schedule, the tangible personal property contained in the Purchased Assets are, to the knowledge of the Seller, free from defects (patent and latent), and the Purchased Assets have been maintained in accordance with normal industry practice for companies similarly situated to the Seller, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which they have been or are currently being used and presently are proposed to be used by the Seller assuming the Contemplated Transactions are not consummated. Notwithstanding the foregoing, the Seller does not make any representation in this Section 4.10 that such performance or conduct will not interfere with, infringe upon, misappropriate or otherwise conflict with any Intellectual Property Rights of any third party. The representation and warranties relating to Intellectual Property Rights are set forth exclusively in Section 4.11.

4.11 Intellectual Property Rights.

(a) Section 4.11 of the Seller Disclosure Schedule lists or describes (i) all unregistered Trademarks; (ii) all unregistered Copyrights and Trade Secrets in computer software and any other unregistered Seller Intellectual Property; (iii) any proceedings or actions before any court, tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Seller Intellectual Property; and (iv) Registered Intellectual Property owned by, filed in the name of, or applied for by Seller.

(b) Each item of Seller’s Intellectual Property Rights is valid and subsisting. The Seller has not acquired any Technology or Intellectual Property Right from any Person. None of the Intellectual Property Rights used by the Seller, other than Intellectual Property Rights licensed from third parties pursuant to valid license agreements listed in Section 4.11(o) of the Seller Disclosure Schedule, are registered in the name of any Person other than the Seller.

(c) Each item of Seller Intellectual Property and, to the Seller’s knowledge, all Intellectual Property Rights and Technology licensed to the Seller (other than commercially available third party software development tools so long as no part of such tools is included in the Seller’s products or services), are free and clear of any Encumbrances. The Seller is the exclusive owner of all Seller Intellectual Property.

(d) The Seller has no knowledge of any facts or circumstances that the Seller believes may render any Seller Intellectual Property invalid or unenforceable, including any information or fact that may constitute prior art.

(e) Other than general know-how and information available in the public domain without charge and without any restrictions or limitations, the Seller Intellectual Property listed on Section 2.1(a) of the Seller Disclosure Schedule and the Intellectual Property Rights licensed to the Seller pursuant to the Assumed Contracts constitute all the Technology and Intellectual Property Rights used in or necessary to the conduct of the Business, including the design, development, manufacture, use, import and sale of products, technology and performance of services (including products, technology or services under development at such time).

(f) The Seller has taken reasonable steps to protect its rights in its confidential information in any Technology and in the Seller’s Intellectual Property Rights for companies similarly situated to the Seller.

(g) All Seller Intellectual Property has been developed or created solely by the Seller or employees of the Seller when acting within the scope of their employment or by independent contractors acting within the scope of their engagement.

(h) The contracts, licenses and agreements listed in Section 4.11(h) of the Seller Disclosure Schedule include all contracts, licenses and agreements pursuant to which any Person has licensed any Technology or Intellectual Property Rights to the Seller in connection with the Business or the Purchased Assets. The Seller is not in breach of, nor has it failed to perform under, any of the foregoing contracts, licenses or agreements and, to the Seller’s knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.

(i) The operation of the Business, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale and licensing of the products, technology or services of the Seller did not, does not, and will not when conducted by the Buyer in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the Laws of any jurisdiction, and the Seller has not received notice from any Person claiming that such operation of the Business or any act, product, technology or service (including products, technology or services currently under development) of the Seller infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction (nor does the Seller have knowledge of any basis therefor).

(j) To the Seller’s knowledge, there are no contracts, licenses or agreements between the Seller and any other Person with respect to Seller Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by the Seller thereunder.

(k) To the Seller’s knowledge, no Person is infringing or misappropriating, or has infringed or misappropriated, any Seller Intellectual Property. Other than as set forth in Section 4.11(k) of the Seller Disclosure Schedule, the Seller has not brought any action, suit or proceeding for infringement of any Seller Intellectual Property or breach of any license or agreement involving Intellectual Property Rights against any third party.

(l) No Seller Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Seller or that may affect the validity, use or enforceability of the foregoing. No Seller Intellectual Property practices each and every element of at least one of the claims of United States Patent No. 5,490,216. Specifically, Seller’s Intellectual Property does not use a registration system for generating a security key from information input to the software which uniquely identifies an intended registered user of the software on a computer on which the software is to be installed.

(m) All Seller Intellectual Property is fully transferable, alienable or licensable by the Buyer without restriction and without payment of any kind to any third party.

(n) The Seller has not transferred ownership of, or granted exclusive rights to use, any Technology or Intellectual Property Right that is or was Seller Intellectual Property, to any other Person.

(o) The contracts, licenses and agreements listed in Section 4.11(o) of the Seller Disclosure Schedule include all contracts, licenses and agreements to which the Seller is a party with respect to any Technology or Intellectual Property Rights included in the Purchased Assets, including, without limitation, any licenses granted to third parties with respect to any of the Seller Intellectual Property. Any Intellectual Property Rights used by the Seller in the conduct of the Business that are not Seller Intellectual Property are listed in Section 4.11(o) of the Seller Disclosure Schedule and all such Intellectual Property Rights are licensed to the Seller pursuant to the Assumed Contracts. The termination or expiration of any inbound licenses of Technology or Intellectual Property Rights (other than commercially available third party software development tools so long as no part of such tools is included in the Seller’s products or services) will not adversely affect the operation of the Business. No Person who has licensed Technology or Intellectual Property Rights to the Seller has ownership rights or license rights to improvements made by the Seller in such Technology or Intellectual Property Rights which have been licensed to the Seller.

(p) Section 4.11(p) of the Seller Disclosure Schedule lists all contracts, licenses and agreements between the Seller and any other Person wherein or whereby, with respect to the Business or any Purchased Asset, the Seller has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Seller or such other Person of the Intellectual Property Rights of any Person other than the Seller.

(q) Neither this Agreement, any Transaction Document nor the Contemplated Transactions, including the assignment to the Buyer, by operation of law or otherwise, of any contracts or agreements to which the Seller is a party, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Seller Intellectual Property, (ii) the Buyer granting to any third party any right, title or interest to or with respect to any Technology or Intellectual Property Rights owned by, or licensed to, the Buyer pursuant to any agreement to which the Seller is a party or by which it is bound, (iii) the Buyer being bound by, or subject to, any agreement not to compete or other restriction on the operation or scope of its business or the Business, (iv) any restriction on the ability of the Buyer to share information relating to its ongoing business or operations, or (v) the Buyer being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Seller prior to the Closing Date pursuant to agreements to which the Seller is a party or by which it is bound.

(r) Except as set forth in Section 4.11(r) of the Seller Disclosure Schedule, the Seller does not and has not used any Public Software in connection with the development of its products or services or incorporated any Public Software into its products or services. The list in Section 4.11(r) of the Seller Disclosure Schedule shall contain (i) the name of the Public Software, (ii) the license name and version pursuant to which the Seller has received a license to use such Public Software, and (iii) a short statement regarding how the Public Software is being used by the Seller. Notwithstanding the foregoing, (a) the Seller is in full compliance with all Public Software license agreements to which the Seller is a party, and (b) the Seller’s use or incorporation of Public Software has not and does not (i) grant to any third party any rights in the Seller’s products, services or intellectual property, (ii) require the licensing, disclosure, or distribution of any source code developed by or for the Seller, (iii) require the Seller to license the use of its products or services to third parties without charge, or (iv) create restrictions on or immunities to the Seller’s enforcement of its intellectual property rights. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed pursuant to a license that (1) requires the licensee to distribute or provide access to the source code of such software or any portion thereof when the object code is distributed, (2) requires the licensee to distribute the software or any portion thereof for free or at some reduced price, or (3) requires that other software or any portion thereof combined with, linked to, or based upon such software (“Combined Software”) be licensed pursuant to the same license or requires the distribution of all or any portion of such Combined Software for free or at some reduced price or otherwise adversely affects the Seller’s exclusive ownership of such Combined Software. The term “Public Software” includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (iv) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

(s) All data which has been collected, stored, maintained or otherwise used by the Seller and its subsidiaries has been collected, stored, maintained, used and disclosed in accordance with all applicable Laws, rules, regulations, guidelines, contracts, and industry standards for companies similarly situated to the Seller. Neither the Seller nor any of its subsidiaries has received a notice of non-compliance with applicable data protection Laws, rules, regulations, guidelines or industry standards. The Seller and its subsidiaries have made all registrations that the Seller and its subsidiaries are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made. The Seller’s and its subsidiaries’ practices are, and have always been, in compliance with (i) their then-current privacy policy or statement, including the privacy policy or statement posted on the Seller’s and its subsidiaries’ websites, and (ii) their customers’ privacy policies, when required to do so by contract. The Seller and its subsidiaries have implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information. The Seller and its subsidiaries have adequate technological and procedural measures in place in accordance with industry standards for companies similarly situated to the Seller to protect personal information collected by the Seller or a subsidiary of the Seller against loss, theft and unauthorized access or disclosure. The Seller and its subsidiaries have the full power and authority to transfer any and all rights in any individual’s personal information in the Seller’s and its subsidiaries’ possession or control to the Buyer. Neither the Seller nor any subsidiary of the Seller is subject to any obligation that would prevent the Buyer from using the personal information in a manner consistent with any Law or industry standard regarding the collection, retention, use, or disclosure of such information.

(t) The Seller does not own any registered Trademarks.

(u) The Seller and each of its subsidiaries employ commercially reasonable measures in accordance with industry standards for companies similarly situated to the Seller to ensure that no software contained within the Seller’s products or services or otherwise used by the Seller contains any viruses. For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.

(v) The Seller owns and has good title to the source code relating to all products manufactured, sold, licensed, leased, or delivered by the Seller and each service rendered by the Seller (collectively, the “Source Code”). The Source Code (i) has at all times been maintained in confidence, (ii) has been disclosed by the Seller only to employees who need to have access to such Source Code and are bound by written non-disclosure obligations, (iii) has not been sold, transferred, or licensed to any customer or third party; (iv) except as listed on

Section 4.11(v) of the Seller Disclosure Schedule, is not the subject of any escrow or similar agreement or arrangement giving any third party rights in such Source Code upon the occurrence of certain events; and (v) to the extent such Source Code is the subject of any escrow or similar agreement as listed on Section 4.11(v) of the Seller Disclosure Schedule, no events have occurred that would give rise to the release of such Source Code to such third party and the Seller has no reason to believe that such an event is likely to occur.

4.12 Taxes. Except as set forth in Section 4.12 of the Seller Disclosure Schedule:

(a) All Taxes imposed by federal, state, other local government or other subdivision or instrumentality of the United States, or any foreign country or any state or other government thereof, or any other taxing authority, that are due or payable by the Seller with respect to the Business or the Purchased Assets, and all interest and penalties thereon, whether disputed or not, other than Taxes which are not yet due and payable, have been paid in full.

(b) All Tax returns required to be filed in connection with the operation of the Business or the ownership of the Purchased Assets have been timely filed, and are true, correct, and complete in all material respects.

(c) All deposits required by Law to be made by the Seller with respect to employees’ withholding Taxes have been duly made.

(d) The Seller is not delinquent in the payment of any Tax which could result in the imposition of an Encumbrance on the Purchased Assets or against the Buyer.

(e) The Seller does not have a Tax deficiency or claim outstanding, proposed, or assessed against it that relates to the Business or the Purchased Assets.

(f) No claim has ever been made by a taxing authority or Governmental Entity in a jurisdiction where the Seller does not file Tax returns that the Seller is or may be subject to taxation by that jurisdiction nor, to the knowledge of the Seller, is there any factual or legal basis for any such claim.

(g) No audit or other examination by a taxing authority of any Tax return of the Seller is presently in progress, nor has the Seller been notified of any request for such an audit or examination.

(h) Section 4.12(h) of the Seller Disclosure Schedule lists all federal, state, local, and foreign income Tax returns filed with respect to the Business or the Purchased Assets for taxable periods ended on or after December 31, 2008; indicates those Tax returns that have been audited, and indicates those Tax returns that currently are the subject of audit. The Seller has delivered or made available to the Buyer correct and complete copies of all federal and state income Tax returns (or relevant portions thereof), examination reports, and statements of deficiencies assessed against or agreed to by the Seller with respect to the Business or the Purchased Assets since December 31, 2008.

(i) None of the Assumed Contracts is (1) an obligation to make a payment that will not be deductible (or that would not be deductible in the event of any termination of employment) under Section 280G of the Code, (2) a Tax allocation or sharing agreement, or (3) an arrangement or contract that could be treated as a partnership for federal income tax purposes.

4.13 Employee Benefit Plans.

(a) The Seller is not a party to, nor does Seller have any obligation to contribute or any liability under or with respect to any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) or any pension, profit sharing, savings, retirement, deferred compensation, bonus, incentive, disability or life plan, program or arrangement, or to any collective bargaining agreement or other agreement, written or oral, with any trade or labor union, employees association or similar organization, except as set forth in Section 4.13(a) of the Seller Disclosure Schedule (the “Employee Plans”). With respect to each Employee Plan, the Seller has furnished to the Buyer, to the extent applicable, true and complete copies of (i) all material documents, (ii) the most recent determination letter received from the Internal Revenue Service (“IRS”), and (iii) all summary plan descriptions and summaries of material modifications and all modifications thereto communicated to employees.

(b) Except as set forth in Section 4.13(b) of the Seller Disclosure Schedule, none of the Employee Plans is, or has ever been, subject to Title IV of ERISA.

(c) No Employee Plan, or any obligation or liability thereunder, by its terms or by operation of Law, shall become binding upon or an obligation, liability, or responsibility of the Buyer or any of the Buyer’s Affiliates. There are no facts or circumstances with respect to any Employee Plan or any employee benefit plan (within the meaning of Section 3(3) of ERISA) of any affiliate of the Seller that could, directly or indirectly, subject any of the Purchased Assets to an Encumbrance.

(d) The Seller and the Seller’s Affiliates have complied with all COBRA requirements with respect to their current and former employees (and their dependents).

4.14 Agreements, Contracts and Commitments. Section 4.14 of the Seller Disclosure Schedule contains a true, complete and correct list of contracts (or, in the case of oral contracts, summaries thereof) to which the Seller is a party that are material to the Business or which would reasonably be expected to affect the Purchased Assets or the Business after the Closing (collectively, the “Material Contracts”). True and complete copies of all written Material Contracts and true and complete summaries of all oral Material Contracts (and all amendments, waivers or other modifications thereto) have been made available to the Buyer. Each Material Contract is valid, subsisting, in full force and effect and binding upon the Seller and, to the knowledge of the Seller, the other parties thereto in accordance with its terms, except as enforceability may be limited by (i) Laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies. The Seller is not in default (and no condition exists that, with notice or lapse of time or both, would constitute a default by the Seller) under any Material Contract, which default would give the other party the right to terminate or modify such Material Contract or would accelerate any obligation or payment by the Seller, nor, to the knowledge of the Seller, is any other party to any Material Contract in default thereunder (nor, to Seller’s knowledge, does any condition exist that, with notice or lapse of time or both, would constitute a default by any such party). None of the Material Contracts is currently being renegotiated, and the validity, effectiveness and continuation of each of the Material Contracts will not be materially adversely affected by the Contemplated Transactions. To the knowledge of the Seller, no party to any of the Material Contracts has made, asserted or has any defense, setoff or counterclaim under its Material Contract or has exercised any option granted to it to cancel, terminate or shorten the term of its Material Contract. None of the Assumed Contracts shall become terminable pursuant to their terms, nor shall any default occur under any such Assumed Contract, as a result of the Contemplated Transactions. The Seller has obtained all necessary consents, waivers and approvals of parties to any Assumed Contract as are required thereunder in connection with the Contemplated Transactions or for such Assumed Contract to remain in effect without modification after the Closing. Following the Closing Date, the terms of the Material Contracts permit the Buyer to exercise all of the Seller’s rights under the Assumed Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Seller would otherwise be required to pay had the Contemplated Transactions not occurred. Notwithstanding the foregoing, the Seller does not make any representation in this Section 4.14 with respect to any contracts related to Intellectual Property Rights. The representation and warranties relating to Intellectual Property Rights are set forth exclusively in Section 4.11.

4.15 Transactions with Affiliates. Other than as set forth in Section 4.15 of the Seller Disclosure Schedule, there are no loans, leases, royalty agreements or other continuing transactions between the Seller and any of the Seller’s present or former managers, officers, employees, consultants, representatives or members or any member of any manager, officer, employee, consultant, representative or member’s family. None of the Seller’s present or former managers, officers, employees, consultants, representatives or members has any direct or indirect interest in any entity that does business with the Seller, has any direct or indirect interest in any entity which competes with the Business, has any direct or indirect interest in any property, asset or right used by the Seller in the conduct of the Business or, other than as set forth in Section 4.15 of the Seller Disclosure Schedule, has any contractual relationship with the Seller other than such relationships that result solely from being a manager, officer, employee, consultant, agent, representative or member of the Seller.

4.16 Environmental Matters. The Seller is in compliance with all applicable Environmental Laws and all Environmental Permits and all known past non-compliance, if any, of the Seller with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability, except where such failure to comply or failure to resolve would not reasonably be expected to have a Seller Material Adverse Effect.

4.17 Suppliers. The Seller does not have any material suppliers in connection with the Business.

4.18 Warranties; Defects; Liabilities. Each product developed, sold, licensed, leased, or delivered by the Seller, and each service rendered by the Seller, in the course of the Business has been in conformity with all applicable contractual commitments and all express and implied warranties except where the failure to be in such conformity would not have a Seller Material Adverse Effect. Except for the Seller’s applicable standard terms and conditions of the Seller relating to such sale, license, delivery or service, the Seller has no liability (and to the knowledge of the Seller, there is no current reasonable basis for any Action against it giving rise to any liability) for replacement or repair of any such products or with respect to any such services, or for other damages in connection therewith. No product manufactured, sold, licensed or delivered by the Seller, or service rendered by the Seller, in the course of the Business is subject to any guarantee, warranty, or other indemnity beyond the applicable standard terms and conditions of the Seller relating to such sale, license, delivery or service.

4.19 Employee Matters.

(a) Section 4.19 of the Seller Disclosure Schedule contains a true and complete list of all employees who are employed by the Seller in the conduct of the Business as of the date hereof, and such list correctly reflects their names, dates of employment, positions, salaries, wages and other compensation (other than benefits under the Employee Plans).

(b) The Seller has not made any statements to current employees of the Seller indicating or implying that the Buyer has an obligation to such employee or otherwise to retain the services of such employees of the Seller permanently or for any fixed period of time after Closing.

(c) There are no Actions pending, or, to the knowledge of the Seller, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee of the Seller that would reasonably be expected to affect the Business or the Purchased Assets. The Seller is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to employees and no collective bargaining agreement is being negotiated by the Seller. To the knowledge of the Seller, there are no current attempts to organize or establish any labor union or employee association with respect to any employees of the Seller.

4.20 Complete Copies of Materials. The Seller has delivered or made available to the Buyer true and complete copies of each document listed in the Seller Disclosure Schedule.

4.21 Bankruptcy; Insolvency.

(a) The Seller has not (i) instituted proceedings under any applicable bankruptcy Law, (ii) had a bankruptcy proceeding filed against it, (iii) filed a petition or answer of consent seeking reorganization under any bankruptcy or any similar Law or similar statute, (iv) consented to the filing of any such petition, (v) had appointed a Custodian of it or any of its assets or property, (vi) made a general assignment for the benefit of creditors, (vii) admitted in writing its inability to pay its debts generally as they become due, (viii) become insolvent, (ix) failed generally to pay its debts as they become due, or (x) taken any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing.

(b) The occurrence of the Closing and the Contemplated Transactions, before and after Closing, shall not cause the Seller to, and as a result of the Contemplated Transactions, the Seller shall not be required to, (i) institute proceedings under any applicable bankruptcy Law, (ii) have a bankruptcy proceeding filed against it, (iii) file a petition or answer of consent seeking reorganization under any bankruptcy or any similar Law or similar statute, (iv) consent to the filing of any such petition, (v) have appointed a Custodian of it or any of its assets or property, (vi) make a general assignment for the benefit of creditors, (vii) admit in writing its inability to pay its debts generally as they become due, (viii) become insolvent, (ix) fail generally to pay its debts as they become due, or (x) take any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing.

(c) The Seller is receiving reasonably equivalent value in exchange for the Purchased Assets.

4.22 Brokers or Finders. The Seller has not incurred, nor will the Seller incur, directly or indirectly, as a result of any action taken by the Seller, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the Contemplated Transactions.

4.23 No Restrictions. The Seller is not a party to, and no asset or property of the Seller is bound or affected by, any judgment, injunction, order, decree, contract, covenant or agreement (non-compete or otherwise) (each a “Restriction”) that restricts or prohibits, or purports to restrict or prohibit, the Seller from freely engaging in any business now conducted or contemplated by the Seller or from competing anywhere in the world (including any contracts, covenants or agreements restricting the geographic area in which the Seller may sell, license, market, distribute or support any products or technology or provide services; or restricting the markets, customers or industries that the Seller may address in operating its business; or restricting the prices which the Seller may charge for its products or technology or services), or includes any grants by the Seller of exclusive rights or licenses other than Restrictions which do not and will not affect the Business, the Purchased Assets or the Assumed Obligations.

4.24 Accounts Payable. Except as set forth in Section 4.24 of the Seller Disclosure Schedule, all accounts payable were incurred in the ordinary course of business consistent with past custom and practice and are valid payables for products or services purchased by the Seller.

4.25 Insurance. Section 4.25 of the Seller Disclosure Schedule contains a complete and accurate list and description of all insurance policies which are owned by the Seller or which name the Seller is an insured and which pertain to the assets, operations, or employees of the Business. All such insurance policies are valid and binding and in full force and effect, the Seller is in material compliance with such policies and the Seller has not received notice of termination or non-renewal of any such insurance policies.

4.26 Representations Complete. None of the representations or warranties made by the Seller herein, including the Seller Disclosure Schedule, when read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

Each of the Members, jointly and severally, represents and warrants to the Buyer, and acknowledges that the Buyer is relying upon such representations and warranties in connection with the purchase of the Purchased Assets and the consummation of the Contemplated Transactions, that the statements contained in this Article V are true and correct.

5.1 Authority.

(a) Each Member has the full competence, power, right and authority to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by each Member and constitutes a legal, valid and binding obligation of each Member enforceable against such Member in accordance with its terms subject to (i) Laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by any Member does not, and the performance of his or her obligations hereunder will not, conflict with or violate any Laws applicable to such Member, or any injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Authority or court to which such Member is subject or conflict with, or result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, Permit or other arrangement to which the Member is a party or by which it is bound or to which its assets are subject.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to any Member in connection with the execution and delivery of this Agreement by such Member or the performance of such Member’s obligations hereunder.

5.2 Rights to Intellectual Property. No Member owns any Intellectual Property Rights used in the Business.

5.3 Brokers or Finders. No Member has incurred, and will not incur, directly or indirectly, as a result of any action taken by such Member, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer represents and warrants to the Seller and the Members, and acknowledges that the Seller and the Members are relying upon such representations and warranties in connection with the sale of the Purchased Assets and the consummation of the Contemplated Transactions, that the statements contained in this Article VI are true and correct.

6.1 Corporate Organization, Standing and Power. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Buyer Material Adverse Effect. The Buyer is not in violation of any of the provisions of its Certificate of Formation or Amended and Restated Limited Liability Company Agreement.

6.2 Authority. The Buyer has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Buyer. This Agreement and the other Transaction Documents have been duly executed and delivered by the Buyer and constitute valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their terms subject to (i) Laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

(a) The execution and delivery of this Agreement and the other Transaction Documents by the Buyer do not, and the consummation of the Contemplated Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any provision of the Certificate of Formation or Amended and Restated Limited Liability Company Agreement of the Buyer.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the Contemplated Transactions, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, and (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Buyer Material Adverse Effect and would not prevent, or materially alter or delay any of the Contemplated Transactions.

6.3 Brokers or Finders. Any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement incurred by Buyer shall be the sole and exclusive obligation of the Buyer.

ARTICLE VII

POST-CLOSING AGREEMENTS

7.1 Use of Trademarks. The Seller shall cease to use and shall not license any third party to use, or consent to the use by any third party of, the names DameWare Development, DameWare NT Utilities, DameWare Mini Remote Control, NT Utilities, Mini Remote Control, DameWare Exporter and Do IT Remotely (or any similar or deceptively similar name, slogan, logo or trademark thereto).

7.2 Further Assurances. The Parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey the Purchased Assets to the Buyer, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the Contemplated Transactions. Without limiting the generality of the foregoing, the Seller and the Members agree to assist the Buyer, the Seller or its or their designee, in every proper way, to secure the rights of the Buyer or the Seller in any Seller’s Intellectual Property Rights, at the Buyer’s sole cost and expense, including the completion and filing of any patent, trademark or copyright applications with the PTO or any foreign agency.

7.3 Transfer Taxes. The Buyer shall be responsible for and shall pay any and all transfer, sales, use, value-added, documentary, recordation or other similar taxes in connection with the transfer of the Purchased Assets as contemplated by this Agreement.

7.4 Bulk Sales Laws. Each of the Buyer and the Seller hereby waives compliance by the other with the so-called “bulk sales law” and any other similar Laws, if any, in any applicable jurisdiction in respect of the Contemplated Transactions. The Seller shall indemnify the Buyer from and hold it harmless against any liabilities, damages, costs and expenses resulting from or arising out of any action brought or levy made as a result of the Seller’s failure to pay its liabilities owed to creditors, other than those liabilities that have been expressly assumed, on such terms as expressly assumed, by the Buyer pursuant to this Agreement.

7.5 Seller Tax Records. To the extent relevant to the Business or the Purchased Assets, the Seller shall provide the Buyer with such assistance as may be commercially reasonable in connection with the preparation of any Tax return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes. The Seller shall provide the Buyer and its advisors with reasonable access during normal business hours to all books of account, papers and records transferred to the Buyer hereunder relating to accounting or Tax matters (the “Accounting Records”). The Seller will not destroy any Accounting Records prior to the fifth anniversary of the Closing Date, and thereafter may only destroy such Accounting Records after first providing the Buyer or its successor with notice and the opportunity to retain copies of such Accounting Records.

7.6 Consents. With respect to the agreements listed in Section 3.4(a)(ii) of the Seller Disclosure Schedule, to the extent the Buyer waives the delivery of a consent to the assignment of such agreement as required by Section 3.4(a)(ii) of this Agreement, the Seller agrees (i) to use its reasonable best efforts to obtain such consent promptly after the Closing and (ii) that any transfer fees required to be paid in order to obtain such consent shall be Retained Liabilities.

7.7 Purchase Price Allocation. The Seller and the Buyer shall use commercially reasonable efforts to agree to an allocation of the Purchase Price, the Assumed Obligations and any other items constituting consideration for applicable income Tax purposes (to the extent known at such time) among the Purchased Assets that complies with Section 1060 of the Code and the Treasury regulations promulgated thereunder within ninety (90) days after the Closing Date (the “Allocation”). The Buyer shall prepare a draft of IRS Form 8594 and shall provide it to the Seller within sixty (60) days after the Closing Date and the Seller shall provide any comments to the Buyer with respect to such Form within thirty (30) days after receipt thereof. In the event that the Seller disagrees with the Buyer’s proposed Allocation, the Buyer and the Seller shall endeavor in good faith to reach agreement as to the Allocation. If the Seller and the Buyer reach an agreement with respect to the Allocation, (a) the Parties shall use commercially reasonable efforts to update the Allocation in a manner consistent with Section 1060 of the Code following any adjustment to the Purchase Price pursuant to this Agreement, (b) the Seller and the Buyer shall, and shall cause their affiliates to, report consistently with the Allocation in all Tax returns, including IRS Form 8594, which the Buyer and the Seller shall timely file with the IRS, and neither the Seller nor the Buyer shall take any position in any Tax return that is inconsistent with the Allocation, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code, and (c) each of the Seller and the Buyer agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation.

7.8 Name Change. Within 48 hours after the Closing, the Seller shall amend its Seller Charter Documents to change its name to a dissimilar name, which name shall be approved in advance by the Buyer, such approval not to be unreasonably withheld.

ARTICLE VIII

ESCROW AND INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants. The representations and warranties in Article IV and Article V shall survive through and until that date that is eighteen (18) months following the Closing Date; provided, however, that:

(a) the representations and warranties made by the Seller with regard to authority (Section 4.3), title to property and assets (Section 4.10) and brokers or finders (Section 4.22) and by the Members with regard to authority (Section 5.1) and brokers or finders (Section 5.3) (collectively referred to herein as the “Surviving Representations”) shall survive indefinitely; and

(b) the Indemnifying Parties’ liability for Damages resulting from fraud, willful misrepresentation, willful breach or willful misconduct shall survive indefinitely.

Unless otherwise specified herein, covenants in this Agreement shall survive the Closing until such covenants are fully performed by the applicable Party or waived by the beneficiaries thereof.

8.2 Indemnification. From and after the Closing, and subject to the provisions of Sections 8.1 and 8.3, the Seller and each of the Members (the “Indemnifying Parties”), jointly and severally, shall indemnify and hold harmless the Buyer and its stockholders, directors, officers, employees, affiliates, agents and attorneys (the “Indemnified Parties”) against, and reimburse them for, any actual liability, damage, loss, obligation, demand, judgment, fine, penalty, cost or expense (including reasonable legal fees and expenses, and the costs of investigation incurred in defending against or settling such liability, damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof) (collectively, “Damages”) imposed on or reasonably incurred by the Indemnified Parties (i) as a result of any breach of any representation, warranty, agreement or covenant on the part of the Seller or any of the Members under this Agreement, the Seller Non-competition Agreement or any Transaction Document, (ii) as a result of fraud, willful misrepresentation or willful misconduct by the Seller or any of the Members, (iii) other than the Assumed Obligations, arising out of the ownership or operation of the Business or Purchased Assets through the Closing, (iv) other than Assumed Obligations, related to employment matters occurring on or prior to the Closing Date, or (v) relating to any Retained Liabilities. “Damages” as used herein is not limited solely to matters asserted by third parties, but includes damages incurred or sustained by the Buyer in the absence of claims by a third party.

8.3 Limitations.

(a) Except for injunctive relief and similar equitable remedies and except for Damages relating to or arising out of fraud, willful misrepresentation, willful breach or willful misconduct by the Seller or any of the Members or any alleged breach of the Surviving Representations (collectively, the “Excluded Damages”), recourse to the Escrow Fund in accordance with the provisions hereof and the Escrow Agreement shall be the Buyer’s sole and exclusive remedy with respect to any and all claims arising out of or in connection with this Agreement, the Seller Non-competition Agreement or any Transaction Document; provided, however, that in no event shall Seller or the Members be liable for indemnification pursuant to Section 8.2 unless and until the aggregate amount of all Damages with respect thereto that are imposed on or incurred by the Indemnified Parties exceeds $25,000 (the “Deductible Amount”), in which case the Indemnified Parties shall be entitled to indemnification for all Losses in excess of the Deductible Amount, subject to the limitations herein; and provided, however, that with respect to Excluded Damages, the Buyer shall first seek to satisfy such Excluded Damages from the Escrow Fund and, if the Escrow Fund shall be insufficient to satisfy such Excluded Damages or shall have been released, then the Buyer shall be entitled to seek recourse from other sources.

(b) The Indemnifying Parties shall not be liable for any Damages to the extent that such Damages have been otherwise recovered by the Buyer or satisfied by any other Person including, without limitation, as a result of the Buyer receiving compensation for such Damages pursuant to any policy of insurance maintained by the Buyer.

(c) Any indemnification payments made pursuant to Section 8.2 shall constitute an adjustment of the Purchase Price for Tax Purposes and shall be treated as such by the Buyer and the Seller and their respective Affiliates on their Tax returns to the extent permitted by Law.

8.4 Escrow.

(a) At the Closing, the Buyer will deposit the Escrow Cash, without any act of the Seller, into the Escrow Fund to be governed by the terms set forth herein. The Escrow Cash may be invested as jointly directed in writing by the Buyer and the Seller from time to time. In the absence of joint written instructions, the Escrow Cash shall be invested by the Escrow Agent in a U.S. Bank, National Association, money market deposit account, as more fully described on Exhibit H hereto. Any interest, earnings and income that accrue upon the Escrow Cash during the period of time during which the Escrow Cash is held in the Escrow Fund shall be deemed to be part of the Escrow Fund.

(b) Subject to the following requirements, the Escrow Fund shall remain in existence through and until that date that is eighteen (18) months following the Closing Date (the “Escrow Period”); provided, however, that the Escrow Fund shall terminate in advance of the aforementioned Escrow Period in the event that the aggregate amount disbursed from the Escrow Fund to the Buyer reaches the full amount of the Escrow Cash. Upon the expiration of the Escrow Period, and within ten (10) business days thereafter, any and all of the remaining Escrow Cash shall be released from the Escrow Fund to the Seller after accounting for (i) all amounts theretofore validly distributed out of the Escrow Fund to the Indemnified Parties pursuant to this Article VIII and (ii) the retention of an amount of Escrow Cash equal to such portion of the remaining Escrow Fund which, subject to the objection of the Indemnifying Parties and the subsequent arbitration of the matter in a manner consistent with this Article VIII, is necessary to satisfy any unsatisfied claims specified in any Damages Certificate (as defined in Section 8.4(c)) delivered to the Indemnifying Parties prior to the end of the Escrow Period, which amount shall remain in the Escrow Fund (and the Escrow Fund shall remain in existence) until such claims have been resolved. As soon as such claims have been resolved (such resolution to be evidenced by the written agreement of the Buyer and the Indemnifying Parties or the written decision of the arbitrators as described below), and within two (2) business days thereafter, the Escrow Agent shall deliver to the Seller the remaining portion of the Escrow Fund not required to satisfy any remaining claims.

(c) In the event that any Indemnified Party has incurred or sustained Damages or reasonably anticipates that it will incur or sustain Damages, the Indemnified Party shall promptly deliver to the Indemnifying Parties and the Escrow Agent a certificate signed by any officer of the Indemnified Party (a “Damages Certificate”) (i) stating that the Indemnified Party has incurred or sustained Damages or reasonably anticipates that it could incur or sustain Damages, (ii) specifying in reasonable detail the individual items of Damages included or the basis for such anticipated liability and (iii) providing a reasonable estimate of the total amount sought in connection with the Damages.

(d) The Indemnifying Parties shall have twenty (20) days following their receipt of a Damages Certificate (the “Objection Period”) to object to any claim or claims made in a Damages Certificate. In the event that the Indemnifying Parties have not objected within the Objection Period to a Damages Certificate, then the Escrow Agent shall remit to the Indemnified Party an amount of Escrow Cash that is equal to the amount set forth in such Damages Certificate and the Escrow Fund shall be reduced by such amount. In the event that the Indemnifying Parties so object within the Objection Period, such objection must be in the form of a certificate signed by the Indemnifying Parties or its authorized member or manager and delivered to the Indemnified Party and the Escrow Agent (an “Objection Certificate”), which certificate shall set forth the item or items of Damages in the Damages Certificate to which the Indemnifying Parties are objecting and a reasonable basis for each such objection.

(e) For a period of fifteen (15) days after the delivery of an Objection Certificate, the Indemnified Party and the Indemnifying Parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims as are objected to therein. If such an agreement is reached as to all or any portion of the Damages that are subject to the Objection Certificate, then a memorandum setting forth such agreement shall be prepared and signed by both Parties and, where an Indemnified Party is entitled to be compensated from the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum. If no such agreement can be reached after good faith negotiation, either the Indemnifying Parties or the Indemnified Parties may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both Parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to the Indemnifying Parties and the Indemnified Parties. In the event that within 45 days after submission of any dispute to arbitrators the Indemnifying Parties and the Indemnified Parties cannot mutually agree on one arbitrator, the Indemnifying Parties and the Indemnified Parties shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The arbitrator or arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the Parties an opportunity, adequate in the sole judgment of the arbitrator or a majority of the three arbitrators, as the case may be, to discover relevant information from the opposing Parties about the subject matter of the dispute. The arbitrator or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including reasonable legal fees and costs, to the same extent as a competent court of law or equity, should the arbitrator or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim objected to in such Objection Certificate shall be binding and conclusive upon the Parties. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).

(f) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Austin, Texas, under the rules then in effect of the American Arbitration Association. The payment of all fees and expenses of the Parties to any such arbitration, as well as the fees of the arbitrator(s) and the administrative fee of the American Arbitration Association, shall be payable in accordance with Section 9.10.

(g) For federal and state income tax purposes, the Buyer, the Seller and the Escrow Agent agree to treat the Escrow Fund in the following manner: (i) the Seller shall be treated as the owner of the Escrow Fund and thus shall take into account in filing its income tax returns all items of income, gain, loss and deduction with respect to the Escrow Fund, and (ii) the Escrow Agent shall report the income on the Escrow Fund on IRS Form 1099 showing the Escrow Agent as payor and the Seller as payee. From and after the determination date, the Buyer and the Seller shall be treated for tax purposes as the owners of their respective portion of the Escrow Fund as set forth in a statement provided to the Escrow Agent, and thus each of the Buyer and the Seller shall take into account in filing its income tax returns its share of the items of income, gain, loss and deduction with respect to the Escrow Fund. Any amount distributed from the Escrow Fund to the Seller shall be treated as a payment pursuant to the Buyer’s obligation to the Seller arising from the Seller’s sale of property to which the installment sale provisions of section 453 of the Code and the unstated interest provisions of section 483 or 1274 of the Code apply. Each of the Buyer and the Seller shall provide the Escrow Agent with a completed IRS Form W-9 indicating its taxpayer identification number. Neither the Buyer nor the Seller shall take any position for federal or state income Tax purposes that is inconsistent with the provisions of this Section 8.4(g).

8.5 Third Party Claims.

(a) In the event an Indemnified Party becomes aware of a third party claim that the Indemnified Party reasonably believes may result in a demand for indemnification hereunder (a “Third Party Claim”), the Indemnified Party shall notify the Indemnifying Parties of such claim, and the Indemnifying Parties shall be entitled, at their expense, to participate in, but not to determine or conduct, the defense of such claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Parties shall relieve the Indemnifying Parties from any obligation hereunder unless (and then solely to the extent) the Indemnifying Parties are thereby prejudiced.

(b) The Indemnifying Parties will have the right to defend the Indemnified Party against the Third Party Claim with counsel of their choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Parties notify the Indemnified Party in writing within thirty (30) business days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Parties will indemnify the Indemnified Party from and against the entirety of any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Parties provide the

Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Parties will have the financial resources to defend against the Third Party Claim and fulfill their indemnification obligations hereunder, (iii) the Third Party Claim involves only monetary damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Parties, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Parties conduct the defense of the Third Party Claim actively and diligently. The Indemnifying Parties will not consent to the entry of a judgment or enter into any settlement agreement without the prior written consent of the Indemnified Party, unless such judgment or settlement includes a full release of the Indemnified Party in respect of all indemnifiable Damages resulting therefrom, related thereto or arising therefrom.

(c) In the event any of the conditions in Section 8.5(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Parties in connection therewith), (ii) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable legal fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article VIII.

8.6 Escrow Agent’s Duties.

(a) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in this Agreement and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of the Buyer and an officer of the Seller.

(b) The Escrow Agent is hereby expressly authorized to disregard any and all notices given by any of the Parties hereto or by any other Person inconsistent with this Agreement, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the Parties hereto or to any other Person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(c) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the Parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(d) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(e) The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty (30) days’ prior written notice to each of the Buyer, the Seller and the Members, such resignation to be effective thirty (30) days following the date such notice is given. In addition, the Buyer and the Seller may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or any state thereof having a combined capital and surplus of not less than $100,000,000, shall be jointly appointed by the Buyer and the Seller in writing. Any such successor escrow agent shall deliver to the Buyer, the Seller and the Members a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the Escrow Fund. Thereafter, the predecessor Escrow Agent shall be discharged from any further duties and liabilities under this Agreement.

(f) In performing any duties hereunder, the Escrow Agent shall not be liable to any Party for damages, losses, or expenses, except for gross negligence, bad faith or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for any action taken or omitted in good faith and in the exercise of its own best judgment in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible if acting in good faith for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by it in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any Person acting or purporting to act on behalf of any Party to this Agreement.

(g) If any controversy arises between the Parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent shall hold all documents and funds and await the arbitrators’ decision as specified in Section 8.4(e) and act to make or withhold payments out of the Escrow Fund in accordance with such decision.

(h) The Buyer, the Seller and the Members and their respective successors and assigns, jointly and severally, shall indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Agreement.

(i) All fees of the Escrow Agent for performance of its duties hereunder shall be paid one-half (1/2) by the Buyer and one-half (1/2) by the Seller in accordance with the standard fee schedule of the Escrow Agent as set forth on Exhibit I hereto. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the Parties request a substantial modification of its terms, or if a controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorneys’ fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation.

(j) Any extraordinary fees and expenses, including, without limitation, any fees or expenses (including the fees or expenses of outside counsel to the Escrow Agent) incurred by the Escrow Agent in connection with a dispute over the distribution of Escrow Cash or the validity of a Damages Certificate or Objection Certificate shall, unless otherwise ordered by the applicable arbitrator, be paid one-half (1/2) by the Buyer and one-half (1/2) by the Seller within ten (10) days of receipt of a written invoice from Escrow Agent accompanied by evidence of a written invoice for such fees and expenses received by Escrow Agent.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices, requests and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized overnight delivery service, mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the Parties at the following address (or at such other address for a Party as shall be specified by like notice):

(a)	if to the Buyer, to:

SolarWinds Worldwide, LLC

3711 South MoPac Expressway

Building Two

Austin, Texas 78746

Attention: Chief Financial Officer and General Counsel

Facsimile No.: (512) 597-0882

Telephone No.: (512) 682-9300

with a copy (which will not constitute notice) to:

Squire, Sanders & Dempsey (US) LLP

8000 Towers Crescent Drive

14th Floor

Vienna, Virginia 22182

Attention: John E. Thomas

Facsimile No.: (703) 720-7801

Telephone No.: (703) 720-7835

(b)	if to the Seller, to:

DameWare Development LLC

108 Innwood Drive

Covington, LA 70433

Attention: Ken and Karla Hatcher

Telephone No.: (985) 249-7600

with a copy (which will not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

Attention: Gemma Descoteaux

Facsimile No.: (214) 969-4343

Telephone No.: (214) 969-4783

(c)	if to the Members, to:

Ken and Karla Hatcher

80131 Highway 1082

Bush, Louisiana 70431

Telephone No.: (985) 249-7600

with a copy (which will not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

Attention: Gemma Descoteaux

Facsimile No.: (214) 969-4343

Telephone No.: (214) 969-4783

(d)	if to the Escrow Agent, to:

Alan Maravilla

Vice President

U.S. Bank National Association

Corporate Trust Services

One California Street

Suite 1000

San Francisco, California 94111

Facsimile No.: (415) 677-3768

Telephone No.: (415) 677-3598

All such notices, requests and other communications will be effective only upon receipt, except that if received after 5:00 p.m. (in the recipient’s time zone) on a business day or if received on a day that is not a business day, such notice, request or communication will not be effective until the next succeeding business day.

9.2 Interpretation. When a reference is made in this Agreement to Exhibits, Schedules or Sections, such reference shall be to an Exhibit, Schedule or Section to or of this Agreement unless otherwise indicated. Any reference to any Law will be deemed also to refer to such Law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Pronouns in the masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. In this Agreement, any reference to any event, change, condition or effect being “material” with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations of such entity or group of entities. The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the Party to whom such information is to be made available. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the other Transaction Documents and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Schedules (including the Seller Disclosure Schedule), (a) constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and representations, both written and oral, among the Parties with respect to the subject matter hereof and (b) are not intended to confer upon any other Person any rights or remedies hereunder.

9.4 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable due to law or public policy, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.5 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

9.6 Governing Law. This Agreement and all claims and causes of action arising hereunder or relating hereto shall be governed by and construed in accordance with the laws of the State of Texas without regard to applicable principles of conflicts of law that would result in the application of laws of any other jurisdiction. Each of the Parties hereto irrevocably consents to the exclusive jurisdiction of any federal or state court located within the State of Texas, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Texas for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

9.7 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.8 Assignment. This Agreement and any of the rights, interests, or obligations incurred hereunder, in part or as a whole, at any time after the Closing, are freely assignable by the Buyer. This Agreement and any of the rights, interests, or obligations incurred hereunder, in part or as a whole, are assignable by the Seller only upon the prior written consent of the Buyer, which consent shall not be unreasonably withheld. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

9.9 Rules of Construction. The Parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement.

9.10 Legal Fees. In the event of any suit or other proceeding (whether based on contract, tort or otherwise) to construe or enforce any provision of this Agreement or any other agreement to be entered into pursuant hereto, or otherwise in connection with this Agreement, the prevailing Party’s or Parties’ reasonable legal fees and costs (in addition to all other amounts and relief to which such Party or Parties may be entitled) incurred in such suit or proceeding shall be paid by the non-prevailing Party or Parties.

9.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which shall be considered one and the same agreement. The Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.12 Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more Parties to this Agreement, and an executed copy of this Agreement may be delivered by one or more Parties to this Agreement by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such Party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any Party to this Agreement, all Parties to this Agreement agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction of this Agreement.

9.13 Amendments and Waivers. No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Seller. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising from this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

9.14 Transaction Expenses. The Seller, the Buyer and the Members will bear their own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Transaction Documents and the Contemplated Transactions.

9.15 Public Announcements. The Buyer and the Seller will, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Transaction Documents and the Contemplated Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or court process. Except as otherwise required by applicable Law or court process or as may be reasonably required to file such Member’s tax returns, each Member shall keep confidential this Agreement, the Transaction Documents and the terms of the Contemplated Transactions and no Member shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Transaction Documents or the Contemplated Transactions, in each case without the written consent of the Buyer.

9.16 USA Patriot Act Compliance. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each Person who opens an account. For a non-individual Person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Parties each agree to provide all such information and documentation as to themselves as requested by Escrow Agent to ensure compliance with federal law, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

SOLARWINDS WORLDWIDE, LLC

By:	/s/ Michael J. Berry
Name:	Michael J. Berry
Title:	Executive Vice President and CFO

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:

DAMEWARE DEVELOPMENT LLC

By:	/s/ Robert K. Hatcher
Name:	Robert K. Hatcher
Title:	Co-Owner/Member

By:	/s/ Karla Hatcher
Name:	Karla Hatcher
Title:	Co-Owner/Member

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MEMBERS:

/s/ Robert K. Hatcher
Robert K. Hatcher

/s/ Karla Hatcher
Karla Hatcher

Signature Page to Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ESCROW AGENT:

U.S. BANK, NATIONAL ASSOCIATION

By:	/s/ Alan Maravilla
Name:	Alan Maravilla
Title:	Vice President

Signature Page to Asset Purchase Agreement